SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CODE OF CONDUCT

BOARD OF ETHICAL GUIDANCE

The Board of Ethical Guidance - COE (Conselho de Orientação Ética) is a collegiate body administratively connected to the Chairmanship, with the task of contributing so that the Company's operations are permanently driven by morally sound principles in the development of its business, as well as the dissemination and effective application of the principles and guidelines of this Code of Conduct by employees, managers and contractors, in line with the values of Copel, the Global Compact Principles and the Corporate Governance Principles.

COE assesses and gives guidance on processes related to ethical conduct in the Company.

To ensure transparency and autonomy, COE is composed of twelve members, of which eleven are Copel's employees appointed through an official memorandum and one is a representative of the civil society.

FOREWORD

The goal of this Business Code of Conduct is being a guiding tool for the acts of all persons performing activities on behalf of Copel and of its wholly and partially owned subsidiaries, employees (regardless of their position or rank), managers (members of the Board of Directors and of the Executive Board), members of the Fiscal Council, trainees, service providers and contractors, who must bear the responsibility to abide to their provisions and to apply, within their scope of responsibility, their content and promote their dissemination, understanding and internalization.

The guiding principles embody the values of Copel (Ethics, Respect for People, Dedication, Transparency, Health and Safety, Responsibility and Innovation), of the Global Compact Principles and of the Corporate Governance Principles, constituting a guide in continuous evolution, which must enable employees, managers and contractors to delimit their conduct.

These principles, called "Guiding Principles of Copel's Conduct", are listed below:

INTEGRITY (p. 4)

OMPLIANCE (p. 8)

TRANSPARENCY (p. 10)

SAFETY AND HEALTH (p. 11)

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY (p. 14)

RESPECT (p. 16)

Finally, to complete this guidebook, we included:

FINAL PROVISIONS (p. 22)

CHANNELS (p. 23)

GLOSSARY (p. 24)

CODE OF CONDUCT

This Code of Conduct is for your guidance. Read it and consult it whenever you have questions in your day to day, both at Copel and at society.

A. INTEGRITY

Copel values a noble and loyal conduct when acting with co-workers, partners, customers, society and other stakeholders, guided by the commitment to your activities, and Copel expects that each person disciplines their actions based on the law, guided by the truth in the performance of their duties and standing up for, as a professional and moral commitment, the goals, guidelines and legitimate interests of the Company.

Recommended conducts:

1. Guiding your actions in order to contribute to the Company's economic, environmental and social sustainability.

2. Being committed to the mission, vision and values of Copel in the pursuit of the Company's perpetuity.

3. Suggesting projects, initiatives and actions that contribute to the Company's institutional mission, seeking the satisfaction of shareholders and customers and the constant search to improve the quality of the services through technical and professional training.

4. Using internal information obtained in visits, meetings or other cooperation initiatives, benchmarking and the like, with stakeholders and related parties, to evaluate and compare the data and practices in order to establish plans, strategies and goals to improve the performance, the processes, the products and the services.

5. Acting proactively and preventively in order to mitigate any kind of risk to the Company, adding ethical, moral and social values to the public management, seeking to avoid mistakes, failures, losses or waste.

6. Ensuring the proper allocation and the correct and efficient use of all the Company's facilities, assets and resources and the full management of the documents under your custody and responsibility.

7. Observing the principles of economy, reasonableness and environmental responsibility, both in the acquisition and in the operation and maintenance of facilities, assets and resources of the Company.

8. Reporting to your immediate management or to the Board of Ethical Guidance any situation that represents a conflict of interest or a violation of ethical conduct.

9. Maintaining a proper conduct in the workplace or elsewhere, including social media, when using the name or logo of Copel, uniform or any other material that may identify you as its representative, always seeking to preserve the Company's image.

10. Respecting competitors, partners and customers, promoting fair and open competition, standing up against unfair conduct, piracy, smuggling and adulteration of products.

11. Standing up against active and passive corruption and graft in all its forms, including embezzlement, extortion and bribery.

CODE OF CONDUCT

12. Whenever any conflict of interests or particular interest in relation to processes or activities is identified, it is the duty of the individual involved to express himself in a timely manner to his immediate management or to the Ethical Guidance Board. In the case of meetings or activities where there is a conflict of interest, the person involved shall immediately withdraw from the discussion and may not participate in the decision until the matter is closed.

Conducts not accepted:

1. Conducting business transactions at odds with the interests of the Company.

2. Subordinating the organizational and occupational structure, administrative units, subsidiaries, affiliates, enterprises and interests of the Company to your own personal interests or of shareholders, employees, managers and other stakeholders and related parties.

3. Using, disclosing or conveying, to its own benefit or to benefit of third parties, confidential and privileged methodologies, knowledge or information of the Company.

4. Using the Company's resources for private purposes.

5. Using communication tools, personal or of the Company, during working hours for private purposes beyond the essential time or that may harm the Company's interests, activities and image, burdening costs and productivity.

6. Erasing, tampering with, retaining Company's documents, records, registers and information systems, or taking possession of them.

7. Establishing relationships that present a conflict of interest, especially when these involve relatives or people with whom you have a professional or personal relationship. The Conflict of Interest is any situation in which the employee and the manager, as well as their relatives or friends, can benefit from the connection with the Company for a personal gain or in benefit of a third party, conflicting with some interest of the Company.

8. Having personal, political, economic and financial interests with partner companies, competitors, customers or suppliers, if these interests may influence your actions in the performance of the activities related to the Company.

9. Promoting, accepting and supporting nepotism.

10. Appointing relatives or family members or, even, leading another person to appoint them to be hired by Copel's suppliers.

11. Providing paid services and/or receiving compensation for services rendered to any competitor, customer or supplier that are characterized as a conflict of interest.

12. Performing jobs at odd to Copel's activities during office hours at the Company.

13. Obtaining, for itself or for another person or company, benefits arising from transactions or opportunities that you may have on the performance of your activities in Copel and that are of its interest, without the prior consent of the Company in writing.

14. Accepting gifts or bonuses whose value may be considered a benefit or as taking advantage, institutional gifts and/or of symbolic being tolerated if their value does not exceed 20% of the national minimum

CODE OF CONDUCT

wage. Above this value, historically or culturally, the gift will become part of the Company's assets; if it has any commercial value, it should be donated to an assistance or philanthropic entity.

15. Providing gifts or bonuses whose value exceeds 20% of the national minimum wage. These can be distributed based on the marketing or the institutional relationship strategy. Exceptions will be considered when the gift to be granted is part of a boosting promotional campaign, restricted, and duly authorized by the competent area.

16. Making any public statement on behalf of the Company, in any situation, unless authorized or then endorsed by Copel's Communications Policy and Policy of Disclosure of Relevant Facts and Acts.

17. Giving, in case of autonomous professionals and entrepreneurs in the condition of employees, officers or contractors, goods and services within the Company's environment during workhours.

18. Appropriating ideas, studies or works prepared by another, or conveying it without proper citations, references or authorizations.

19. Inducing others to act in violation of laws, regulations, policies, standards, procedures and good organizational practices.

20. Encouraging, practicing or condoning pedophilia.

21. Encouraging, practicing or condoning pornography in the work environment.

22. Failing to meet the requirements established by the codes of conduct or ethics of the respective professions.

23. Condoning, facilitating and supporting any kind of corrupt activity, active or passive, involving financial values or not, such as extortion, bribe or bribery with competitors, suppliers, service providers, customers and other stakeholders.

24. Condoning any type of negotiation, formal or informal, with competitors in order to set prices, proposals, production levels, inventory levels, sales territories, customers, bids, costs, profit margins, market split or share ("market share"), customer allocation, proposals for bids and/or any other matter that may raise doubts regarding the ethical conduct before the market.

25. Condoning any misuse, fraud, irregularity and illegal act practiced against the public management and other stakeholders.

26. Exercising or engaging in activities that involve "laundering" of funds from any criminal activity.

B. COMPLIANCE

Copel values the unconditional and unrestricted respect to all laws, regulations, policies, standards, procedures and good organizational practices in all activities on behalf of the Company and wherever it operates.

Recommended conducts:

1. Being committed to comply with the requirements established by laws, regulations, policies, standards, procedures and good organizational practices.

2. Contributing to the improvement of policies, standards, procedures and internal practices.

CODE OF CONDUCT

3. Previously verifying the performance of any activities on behalf of the Company, its compliance with the laws and regulations from where it operates or from where it intendeds to produce effect, either in Brazil or abroad. In case of doubt, the legal opinion of the relevant area should be requested.

4. Reporting to the Company's competent area any and all acts of administrative misconduct and crimes committed by employees (regardless of their position or rank), managers, customers and suppliers, against the economy and tax order, that you may become aware of.

5. Cooperating with any investigation or research promoted internally or by external regulatory agencies.

Conducts not accepted:

1. Using illegal or unethical methods to obtain competitive information for the Company, such as theft of confidential information and trade secrets.

2. Disclosing or inducing the disclosure of confidential information of Copel or of other companies by employees and current managers or former employees and former managers of the Company.

3. Conveying to third parties privileged, strategic or confidential information regarding the Company and its business, that have not been publicly disclosed yet, or transacting securities or shares during the period of confidentiality.

4. Erasing, tampering with, destroying, retaining Company's documents, records, registers and information systems, and/or creating false documentation or records to induce the incorrect or biased understanding of others on any issue based on them.

5. Obstructing any internal or external investigations or inquiry.

6. Providing access, to unauthorized persons, to the Company's computer systems or facilities.

7. Making a copy, distributing or using, without authorization, any work, publications, projects or software (protected by copyrights, developed internally or obtained by licensing agreements).

8. Installing or using programs on the Company's computers that have not been authorized by the relevant areas.

C. TRANSPARENCY

Copel values that the external and internal communications, information and reports disclosed to related parties and stakeholders are transparent, with clear goals, intentions and actions, and complete, accurate and in accordance with the Company's disclosure controls and procedures, subject to the limits of the right to confidentiality.

Recommended conducts:

1. Acting proactively with objectivity, honesty, dignity, respect, transparency, loyalty, courtesy, mutual respect and cooperation in all activities.

2. Being accountable to superiors, relevant stakeholders and internal and external bodies of control, activities, attitudes, decisions, resources used and results obtained.

3. Encouraging good internal and external communication, spontaneously, open and fast, objective and accessible.

CODE OF CONDUCT

4. Assisting internal and external auditors, also in government investigations and inquiries, providing complete and accurate access to transactions and ensuring the accuracy of books, records and information systems, as well as access to people, goods and facilities of the Company.

5. Implementing, maintaining and improving internal controls to ensure the immediate preparation and reliability of the Company's reports and financial statements.

6. Treating, in a transparent and appropriate manner all economic, social, environmental and corporate governance information of the Company that may have impacts on employees, society and other stakeholders.

7. Providing to stakeholders or related parties, or in cooperation programs, benchmarking and similar, information with the same detailed characteristics of the one received, protecting the confidentiality of the information.

8. Searching and sharing, with your hierarchical superiors and subordinates, organizational policies in the conduct of the business management.

Conducts not accepted:

1. Using or disclosing confidential and privileged information, obtained through your duties, for its own benefit or in benefit of third parties.

2. Disclosing inside information before they become public.

3. Using, disclosing or conveying confidential information obtained in visits, meetings or other cooperation initiatives, benchmarking and similar with stakeholders and related parties.

4. Using or conveying, for its own benefit or in benefit of third parties, methodologies, knowledge or information from customers or suppliers, entrusted to the Company.

D. SAFETY AND HEALTH

Copel recognizes that health and safety in the workplace is a fundamental human right, valuing life and respecting the physical and moral integrity of people.

Recommended conducts:

1. Promoting a healthy and safe working environment, adopting measures to preserve the physical, mental and moral integrity of employees, managers and contractors.

2. Adoption activities to promote health and safety in all activities of the Company, to eliminate or mitigate occupational hazards, to minimize the environmental impacts of the industrial activities, to comply with the legislation and to promote the well-being of all.

3. Acting as the main responsible for your safety and health at work and contributing to the colleagues' safety and health, especially regarding the correct use of PPE - Personal Protective Equipment, when the position requires its use.

4. Conducting periodic medical examinations as per Copel's guidance.

5. Adopting preventive measures established by Copel to protect your health and safety.

CODE OF CONDUCT

6. Supporting and contributing to the continuous development of safe practices in all your tasks and the colleagues' tasks.

7. Continuously providing and participating in training on health and safety routines and procedures, particularly regarding risk activities or situations.

8. Providing safe facilities and equipment, in order to have a healthy environment and with life quality in the workplace.

9. Treating all information related to safety and health in a transparent manner.

10. Supporting, in their recovery, employees, managers and contractors that have trouble with alcohol or drugs.

11. Incorporating daily activities needed to act safely.

12. Postponing the performance of any task when security measures identified by the risk analysis are not met.

13. Informing and guiding consumers, employees and third parties on the potential risks of our products and services;

14. Demanding from the contractors the compliance with the current legislation and the internal rules and instructions related to occupational safety and health and also complementary actions to ensure the physical and mental integrity of their employees and third parties.

15. Making available, demanding and properly using personal and collective protective equipment;

16. Fully complying with the internal rules, regulatory standards and technical instructions of occupational safety;

17. Reporting, to the areas responsible for health and safety, unsafe conditions, violation of safety rules or situations that may endanger life.

Conducts not accepted:

1. Exposing yourself or exposing other employees or contractors to hazards that may cause injury or accidents.

2. Performing activities that are not safe, without complying with the technical standards and instructions for occupational safety.

3. Not using or inappropriately using personal or collective protective equipment.

4. Practicing or encouraging any kind of harassment, especially of moral, sexual and economic natures, which includes verbal or physical conduct of humiliation, coercion or threat to employees, managers and contractors, regardless of their hierarchical level.

5. Joining, marketing, possessing or ingesting any alcohol in the workplace or in any facility or activity related to the Company, except in situations in which their marketing or possession is provided for, or due to celebrations previously authorized by the person responsible, provided that in moderation and in a way that its ingestion does not influence any behavior or that does not hurt the guidelines of this Code.

6. Joining, marketing, possessing, ingesting or being under the influence of any illicit drug in the workplace or in any facility or activity related to the Company.

CODE OF CONDUCT

7. Carrying weapons of any kind in the Company's premises, with the exception of professionals expressly authorized to do so.

8. Failing to report, as soon as it is detected, to the manager or the appropriate channels, any situation that could compromise the safety and health, including any type of harassment.

E. SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Copel conducts its activities with social and environmental responsibility, minimizing impacts on the environment and on society, repairing and compensating any losses caused by its activities and contributing to the sustainable development.

Recommended conducts:

1. Being committed to the preservation of the environment, the protection of all forms of life and the social and environmental programs of the Company, for the sustainable development and respecting future generations.

2. Contributing to the implementation of good practices in social and environmental responsibility, as well as education for sustainability within the Company or society.

3. Respecting human and labor rights and adopting practices that contribute to eradicate slave or compulsory labor and child labor.

4. Acting with the utmost diligence to overcome any problem that harms the society or the environment.

5. Supporting the development and dissemination of technologies that are not aggressive and that safeguard the environment.

6. Continuously providing and participating in training on routines and procedures to mitigate risk situations that may affect the society or the environment.

7. Encouraging the adoption of good practices of social and environmental responsibility by partners, suppliers and customers.

8. Encouraging the exercise of citizenship and of volunteer work in the community.

9. Carrying out exchanges with the communities where the Company operates to discuss and adopt preventive, mitigation or compensatory measures necessary in the projects carried out by Copel.

10. Promoting actions that lead to an improved quality of life and to the economic, social and cultural development of the communities where the Company operates.

11. Handling all the information on social and environmental impacts caused by the Company in a transparent and accountable manner.

Conducts not accepted:

1. Disregarding the protection of the internationally recognized human rights.

2. Supporting or committing any acts or behavior that can cause social and environmental damage.

CODE OF CONDUCT

3. Failing to immediately report to the management or to the appropriate channels, to the authorities and to the community, emergency situations, such as environmental accidents, so that appropriate measures are taken immediately.

4. Tolerating, allowing and/or condoning the use of slave labor and/or child labor in any process related to the Company's activities.

F. RESPECT

Copel bases its actions on the respect for the stakeholders and the related parties, values the confidence gained throughout its history and encourages the consideration and the courtesy to all people. The Company is committed to support, protect and safeguard human rights, adopting policies and practices that contribute to this purpose.

i. RELATIONSHIPS WITH INTERNAL CUSTOMERS:

Recommended conducts:

1. Treating everyone in a fair, courteous and equitable manner.

2. Conducting your relationships with harmony, solidarity, dignity, respect, transparency and loyalty.

3. Negotiating in a fair and honest manner.

4. Accepting, respecting and valuing diversity.

5. Respecting the right of free association and the right of collective bargaining.

6. Respecting the right and the freedom of expression and free association, provided that you do not make use of the Company's resources and name.

7. Ensuring the right to anonymity.

8. Ensuring to the party denounced the right of reply.

9. Encouraging and providing conditions for motivation and opportunities of professional development and of employability to team members.

10. Recognizing the efforts and valuing the successes, based on merit.

11. Promoting teamwork and individual responsibility.

12. Base the professional and personal evaluations fairly, addressing them privately to the person, thus preventing the propagation of opinions which may harm the image of the person evaluated.

13. Handling the information with related parties and stakeholders in order to preserve confidentiality.

14. Promoting confidence and participation through open and honest dialogue.

Conducts not accepted:

1. Issuing false accusations.

2. Adopting a behavior that harms the image of any internal customer, related party and stakeholder.

CODE OF CONDUCT

3. Exposing any person in a biased manner.

4. Disseminating and promoting facts, gossip, rumors and images that may cause any kind of embarrassment.

5. Carrying out any personal and institutional attacks.

6. Accepting any discriminatory behavior, policy or practice on any grounds.

7. Adopting retaliatory measures to any person who, in good faith, presents an opinion, question, concern or complaint on irregularities.

8. Using the Company's resources and name for an act, donation or contribution in favor of a political party.

9. Creating a hostile work environment that interferes with the individual's performance or affects the working conditions.

10. Discriminating against any person by color, ethnicity, social class, political affiliation, national origin, gender, gender identity, sexual orientation, faith, religion, cult, age, disability, education level, hierarchical level, position and function.

ii. RELATIONSHIP WITH EXTERNAL CUSTOMERS:

Recommended conducts:

1. Valuing a gentle, courteous, cooperative and responsible behavior.

2. Taking into account the needs and expectations of customers in the supply of products, services and options.

3. Complying with all that is agreed and contracted with the client, communicating any eventuality.

4. Advising the clients on the effectiveness and the correct, efficient and safe use of the products and services.

5. Permanently using the occupational identification and the uniform, keeping it in good condition.

Conducts not accepted:

1. Discriminating customers, either by color, ethnicity, social class, political affiliation, national origin, gender, gender identity, sexual orientation, faith, religion, cult, age, disability, level of education, origin, economic size or geographic location.

2. Failing to provide clear and accurate information on the Company's products and services.

iii. RELATIONSHIP WITH SHAREHOLDERS:

Recommended conducts:

1. Taking into account, in the Company's decisions, the interests of shareholders, controlling and minority shareholders, to have a balance between the parties.

2. Practicing accurate, transparent and timely information to enable the monitoring of the Company's activities and the evaluation of its performance and potential.

CODE OF CONDUCT

Conducts not accepted:

1. Privileging the interest of the shareholders at the expense of other.

iv. RELATIONSHIP WITH SOCIETY:

Recommended conducts:

1. Respecting the principles, traditions and needs of the communities in which the Company operates.

2. Seeking a balance between the interests of the shareholders and the interests of the society.

3. Sustaining a constant dialogue with the company in order to improve the relationship.

4. Communicating clearly and transparently the information of the society's interest.

5. Encouraging actions that contribute to the development of society.

Conducts not accepted:

1. Disregarding the legitimate interests of society.

v. RELATIONSHIPS WITH COMPETITORS:

Recommended conducts:

1. Competing in a fair manner, following the principles of free and fair competition.

2. Getting market and competitors' information in a lawful and reputable manner.

Conducts not accepted:

1. Defaming services or products from competitors.

2. Providing, acquiring, disclosing or conveying strategic information and business, commercial and industrial secrets.

vi. RELATIONSHIP WITH SUPPLIERS:

Recommended conducts:

1. Continuously promoting the development of suppliers on issues related to corporate sustainability.

2. Purchasing goods and services and building capacity to the suppliers as required by the current legislation and other internal rules.

3. Ensuring the equitable treatment with suppliers.

4. Ensuring the interests of the Company through a careful process of preparation and follow-up of agreements, acting with integrity during the monitoring, control and technical inspection, promoting a professional relationship between contractors, suppliers and employees, always taking into consideration the legal provisions and internal normative instructions and such, as well as the exemption and integrity in trade relations between Copel and its suppliers or contractors.

CODE OF CONDUCT

5. Investing in training and qualification of the employees who have a relationship with the suppliers, encouraging them to disseminate the ethical principles of the Company.

Conducts not accepted:

1. Coercing suppliers to the discontinuance of negotiations or agreements with competitors or third parties to maintain a business relationship with Copel.

2. Hiring suppliers that do not meet the legislation, rules, edicts and the principles of social responsibility.

3. Carrying out actions that do not allow free competition in the Company's hiring processes.

4. Allowing a treatment that might compromise the impartiality and integrity in trade relations between Copel and suppliers or contractors.

vii. RELATIONSHIP WITH PUBLIC OFFICIALS:

Recommended conducts:

1. Basing the relationships with public officials in a noble, constructive, transparent and sustainable manner.

2. Participating and encouraging the discussion of public policies related to the Company's activities and topics relevant to society

3. If the employee participates in political activities, do so on a strictly personal character, out of its schedules and workplaces.

Conducts not accepted:

1. Offering or promising, directly or through third parties, payments, gifts or benefits to public officials, political parties or their members, candidates to a political office and/or family member in order to get a benefit.

2. Making donations to public officials, political parties or their members and candidates to a political office as the Company's representative.

3. Using resources, programs and services of the Company, or the association of its brands, with activities of a political party.

FINAL PROVISIONS

i.	Copel repudiates the practice of empty, conspiratorial or vindictive complaint.
ii.	The responsible complaint will be valued when the complainer presents facts, data or situations that may harm the Company, its employees or other stakeholders of Copel. When they occur, anonymity will be guaranteed and the ascertainment following the procedures set out in Copel's Integrity Program and other regulations and related legislation.

iii.	The conduct of the employee should always be considered in the evaluation process of the Company's performance, based on the provisions of this Code.

CODE OF CONDUCT

iv.	Violations of any provision of this Code are subject to the applicable measures to those responsible in compliance with the laws in force.
v.	Violations of this Code will be subject to disciplinary penalties set forth in the Company's standards, from a warning to fair dismissal, in addition to any penalties provided for in the specific legislation.

vi.	The procedures necessary for the operation of Copel's Board of Ethical Guidance are regulated in a specific standard.
vii.	The data related to complaints and queries submitted to the Board of Ethical Guidance will be published annually on the Intranet and Internet. Such disclosure consists in the presentation of the total number of complaints and queries and their respective guidelines, preserving the confidentiality of the parties involved. This practice aims to give credibility and transparency to the process, as well as being educational.

viii.	Copel does not allow retaliation or punishment against the professionals from the companies or against any person who presents complaints, suggestions or claims.
ix.	Copel will not accept actions against professionals that, doing their duty, communicate their concerns through the appropriate channels set forth herein.
x.	COPEL annually conducts training on the Code of Conduct for all employees and administrators, and for newly admitted, this topic is included in the curriculum of PINE - New Employee Integration Program.

CHANNELS

Committed to ethical conduct and seeking greater transparency and security of its activities, Copel has the Compliance Portal and the Integrity Program, encouraged by the top management of the Company.

Providing open and widely disseminated access channels, to the public, to employees and to third parties, expresses the commitment of Copel with the effective compliance of this Code of Ethics and Business Conduct. These channels are part of the compliance system adopted by the Company.

i.	Compliance Portal: link at www.copel.com.
ii.	Board of Ethical Guidance - COE (Conselho de Orientação Ética) is a collegiate body administratively connected to the Chairmanship, with the task of contributing so that the Company's operations are permanently driven by moral and ethical principles, as well as the dissemination and effective application of the principles and guidelines of this Code of Conduct by employees, managers and contractors, in line with the values of Copel, the Global Compact Principles and the Corporate Governance Principles. Email conselho.etica@copel.com.

iii.	Confidential Communication Channel - available for complaints of suspicion of financial and accounting fraud, as well as breach of the code with respect to laws and regulations. This service is done exclusively through an automated telephone contact (0800-643-5665), with guaranteed confidentiality.

iv.	Committee of Assessment of Moral Harassment Complaint - CADAM (Comissão de Análise de Denúncia de Assédio Moral) - has the authority to assess the complaints of moral harassment in the Company, as well as to guide employees regarding the prevention of moral harassment, in line with the social responsibility and best practices of Corporate Governance. Email cadam@copel.com.

CODE OF CONDUCT

v.	Ombudsman - receives and forwards the manifestation of any citizen who wants to praise, explain, complain or report an issue involving Copel. The standard deadline for the answer is up to ten business days. Receives praises, requests for clarification, complaints or claims. Phone Number 0800-647-0606; emails ouvidoria@copel.com and ouvidoriatelecom@copel.com; correspondence and personal service: addresses on the back cover.

GLOSSARY

B

Benchmarking: managerial process, continuous and systematic, to evaluate, compare, set priorities and goals for products, services, procedures, processes and functions of companies identified as the best of their sector and class, with the purpose of improving the organization's performance.

Bribe: act of enticing to a bad end, giving money or other illegal benefits, to achieve advantages to its own benefit, the opposite way to justice, duty or morality.

Bribery: act of inducing people to commit a certain act, offering money or other illegal benefits, to its own advantage.

C

Color: feature declared by the people, based on the following options: white, black, yellow (person of Japanese, Chinese, Korean origin, etc.), brown (mulatto, cabocla, cafuza, Mameluke or black mixed with a person of another color or race) or indigenous (Indian or Indian person).

Confidential and privileged information: data and information entrusted to the company and indicated as confidential by customers, suppliers and partners, and those of interest and relevance to the company's business, as well as those that the capital market may consider important in the purchase decision or sale of shares or securities (regulated by CVM Instruction No. 358/02, which provides for the disclosure and use of information about relevant acts or facts concerning publicly-held companies, regulates the disclosure of information in securities trading and acquisition of a significant portion of the publicly-held company's shares, establishes prohibitions and conditions for trading publicly-held company's shares pending material fact not disclosed to the market), including, but not limited to, the following: of commercial nature (e.g. customers, suppliers or advertisers, sales and marketing strategies, costs, prices and other market data); of technical nature (e.g., methods, know-how, processes, designs and drawings, whether or not protected by intellectual or industrial property rights); of strategic nature (e.g., future strategies of business development, sales or marketing); regarding employees, freelancers, consultants, service providers, representatives and agents (e.g., skills, competencies, hierarchical levels, compensation or remuneration values, functional or similar entries, or medical records, and records of occupational work accident); as well as any copies or records of these, oral or written, contained in any media, which have been or will be, directly or indirectly, provided or disclosed to the company's members, concerning the company, its subsidiaries, affiliates, wholly-owned subsidiaries, shareholders, customers, service providers or suppliers; - regarding financial positions, projections, performance, prospects and the like, used by the company's management (Executive Board, Board of Directors and Fiscal Council), which shall be confined to this scope and to the relevant signatories of the external confidentiality agreement, if any, until the official disclosure, if this is the purpose.

Conflict of Interest: any situation in which the employee and the manager, as well as their relatives or friends, can benefit from the connection with the Company for personal gain or in benefit of a third party, conflicting with some interest of the company.

Contracted: any person in a trainee program or that provides services without employment to the company.

CODE OF CONDUCT

D

Discrimination: Convention 111 of the International Labor Organization (ILO), 1958, calls for the formulation of a national policy to eliminate all discrimination in employment, vocational training and working conditions due to race, color, gender, religion, political opinion, national or social origin, and to promote equality of opportunity and fair treatment. Convention 100 of the International Labor Organization (1951) calls for equal pay and benefits for men and women for equal value work. Other aspects frequently verified for discrimination are sexual orientation, appearance, age, regional origin, physical disabilities and special needs.

E

Economic Harassment: any abuse and persistent conduct through behavior, proposals and pretensions of economic-financial nature.

Education for Sustainability: process that must include specific education programs covering topics such as respect for the fundamental rights in the workplace, valuing diversity, fighting against prejudice, transparency of corporate governance activities and good practices, preservation of the environment, optimizing the use of natural resources, conscious consumption, measures to mitigate climate change and prevent pollution.

Embezzlement: offense committed by a public official who, in virtue of its offices, the possession of money, value, or any other variable, public or private, appropriates or diverts them, for itself or for others, or who, even though does not possess these goods, subtracts or competes for them to be subtracted, using the convenience that its office provides.

Extortion: act or effect of constraining someone, through violence or serious threat, and with the intent to obtain for themselves or to others undue economic advantage, to doing, to tolerate a person doing it or to not doing something.

G

Government: executive, legislative and judicial branches at the federal, state and municipal levels, regulators, consumer protection and environmental protection.

Graft: extortion or embezzlement committed by public employees in the exercise of their functions.

H

Harassment: importunate insistence to someone with questions, proposals, claims, stalking, etc...

I

Internal Clients: managers, employees and contractors of the company, employees' representative bodies such as trade unions and professional associations.

M

Managers: members of the Board of Directors and Executive Officers (the Executive Board is the decision-making body, with the company's representation being exclusively of the executive officers).

Moral Harassment: any abusive, repetitive behavior, manifested mainly through behaviors, words, acts, gestures and written that may bring damage to the personality, dignity or physical or psychological integrity of a person, endangering their employment or degrading the work environment.

N

Nepotism: practice of giving important political posts, prominent roles in business or granting special favors to members of its own family.

CODE OF CONDUCT

R

Related Parties: controlled subsidiaries, affiliates and subsidiaries.

S

Sexual Harassment: embarrassment to someone in order to obtain sexual advantage or favor, the agent taking advantage of its status as superior or of ancestry, inherent to the exercise of the employment, position or function.

Stakeholders: any person or organization with an interest or relationship (direct or indirect) with the company or even individuals or entities that undertake some kind of risk, direct or indirect, in the face of society. Among others, are: shareholders, controlling shareholder, minority shareholders, customers or external customers or consumers, internal customers, suppliers, governments and society and communities served.

Suppliers: energy, materials and services that are used in the provision or supply of goods and services of the company.

T

Treatment to Corruption, Bribe and Bribery: the 10th Principle of the Global Compact proposes that "companies should work against corruption in all its forms, including extortion and bribe". It refers to the theme of the United Nations Convention Against Corruption (Medina, Mexico June 24, 2004).

COMMUNICATION CHANNELS

COE conselho.etica@copel.com

CADAM cadam@copel.com

CONFIDENTIAL COMMUNICATION CHANNEL

0800 643 56 65

DISTRIBUTION OMBUDSMAN

0800 647-0606 ouvidoria@copel.com

Rua Professor Brasílio O. Costa, 1703 Santa Quitéria - Curitiba - PR

TELECOMMUNICATIONS OMBUDSMAN

0800 649-3949 ouvidoriatelecom@copel.com

Rua Emiliano Perneta, 752 - Batel - Curitiba - PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 19, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.